SWALLOW
Acoustics, Noise & Vibration Control

December 24, 2012

Electric Tractor
59 Hunter Rd., RR #3
Niagara-on-the-Lake, ON
L0S 1J0
Attn: Douglas Galbraith Email: dgalbraith@electrictractor.com

Re: Electric Tractor Noise Measurement

1. Introduction

Swallow Acoustic Consultants Ltd. (SACL) has prepared this report to present the results of the electric tractor sound level measurements.

2. Description of Tests

Two types of sound level measurements were conducted. The first at the drivers ear which consisted of driving the electric tractor through its speed range while recording the sound level to the right of the driver's right ear at top speed. The second test consisted of a drive by at a 1m distance. The electric tractor was driven passed the microphone at a distance of 1m, the height of the microphone was 4ft from the ground.

Typical SAE tests require that a microphone be placed at 50ft from the equipment being tested. However due to the quiet nature of the electric tractor, and a fairly high background ambient sound level a measurement at a 1m distance was required.

The test was performed on December 12, 2012. The temperature was 3°C with no precipitation.

3. Test Results and Observations

The ambient sound level at the test site was 50dbA (LA_{eq}).

While driving at full speed, the driver's ear position had an average LA_{eq} of 68.5dBA. This value is the average of two tests that were within 1dB of eachother.

The average maximum pass-by noise level of the tractor at 1m was 68.3dBA (LASmax). This value is the average of two pass-by tests on each side of the tractor. All tests were within 1dB of eachother.

There is no idle noise associated with the tractor.

4. Concluding Comments

This is a summary of the sound level testing completed on the electric tractor.

Please do not hesitate to call should you have any questions or require more information.

Yours Truly,

Swallow Acoustic Consultants Ltd.

Graeme Young P.Eng.